December 3, 2004



VIA FEDERAL EXPRESS
-------------------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 0303
Judiciary Plaza
Washington, D.C. 20549

Attn:    Julia E. Griffith, Special Counsel
         Office of Mergers and Acquisitions

         Re:      Southern Security Life Insurance Company
                  Amendment No. 1 to Schedule 13E-3, File No. 5-08486 Preliminary Proxy Statement, File No. 2-35669

Ladies and Gentlemen:

         In connection with the above-captioned Amendment No. 1 to Schedule 13E-3 and the Preliminary Proxy Statement (the "Proxy Statement"), we enclose for filing with the Securities and Exchange Commission (the "Commission") for review on behalf of Southern Security Life Insurance Company (the "Company"):

         A. Four conformed copies of Amendment No. 1 to Schedule 13E-3, including exhibits;

         B. Four additional conformed copies of Amendment No. 1 to Schedule 13E-3, which have been marked to indicate changes from the
              Schedule 13E-3 filed with the Commission on September 28, 2004;

         C.   Four conformed copies of the Proxy Statement, including exhibits;

         D. Four additional conformed copies the Proxy Statement, which have been marked to indicate changes from the Proxy Statement filed with the Commission on October 1, 2004; and

         E.   Three additional copies of this letter.


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Securities and Exchange Commission
December 3, 2004
Page 2
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         It should be noted that the Company  electronically filed Amendment No.
1 to Schedule 13E-3 and the Proxy Statement via the Edgar system on December 3, 2004.

         We are also enclosing a copy of the comment letter dated November 8, 2004, which we received from the office of Mergers and Acquisitions of the Commission. Since each paragraph of the comment letter has been numbered, we have provided corresponding numbers on the pages of the Schedule 13E-3 and Proxy Statement to show the location of the responses to the comments. The following responses to the comments are also tied to the numbered paragraphs on the enclosed comment letter.

         1. We will supplementally file within the next few days a statement from each of the filing persons containing the acknowledgments set forth in comment No. 1. The filing persons consist of the Company, Security National Financial Corporation, Security National Life Insurance Company and SSLIC Holding Company, and each of the respective executive officers and directors of these entities.

         2. We have included all of the disclosure required by Schedule 13E-3 in the Proxy Statement unless the item (other than Items 7, 8 or 9) is inapplicable or the answer is in the negative. In addition, Schedule 13E-3 has been revised to incorporate by reference the disclosure contained in the Schedule 14A.

         3. We have revised Schedule 13E-3 to include each issuer and affiliate engaged in the going private transaction.

         4. We have revised Schedule 13E-3 such that each filing person individually complies with the filing, dissemination and disclosure requirements of Schedule 13E-3.

         5. We do not believe the January 29, 2003 acquisition of the Company's common stock by Security National Life Insurance Company should be considered the first step of a going private transaction because the Company did not contemplate nor had any intention of doing a going private transaction at that time. The first discussion concerning the possibility of having the Company become a privately-held company did not take place until December 4, 2003 at a meeting of the Company's audit committee and later that day at an audit committee meeting of Security National Financial Corporation. Security National Life Insurance Company purchased shares of the Company's common stock from the Estate of Richard F. Behnke on January 29, 2003 because it believed the transaction to be an attractive and sound investment opportunity.

         6. We have prepared and will file within the next few days a Schedule 13D for the corporate events that took place in December 1998.



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Securities and Exchange Commission
December 3, 2004
Page 3
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         7. We have  prepared  and will file  within  the next few days  amended
Schedule 13D filings for the additional stock purchases made on April 6, 2000 and the Agreement and Plan of Reorganization, which was signed on August 25, 2004. The stock purchase made on January 29, 2003 were for less than 5% of the Company's issued and outstanding common shares and is disclosed in the Schedule 13D for August 25, 2004.

         8. We have revised Schedule 13E-3 to state that the determination of the Board of Directors as to the fairness of the transaction was unanimous.

         9. We have revised Schedule 13E-3 to state that the other filing persons concur in the determination as to the fairness of the transaction and the reasons for such concurrence.

         10. We have revised Schedule 13E-3 to clarify that the filing of the transaction is fair to the unaffiliated stockholders. Moreover, references to minority stockholders have been changed to unaffiliated stockholders throughout the Proxy Statement. Furthermore, the definition of "unaffiliated stockholders" on page 1 of the Proxy Statement has been revised to make clear that it does not include the Company's officers and directors.

         11. We have included the full opinion of Houlihan Evaluation Advisors rather than an executive summary of the opinion as an exhibit to the amended
Schedule 13E-3.

         12. We have revised the summary section of the Schedule 13E-3 and throughout the document to highlight the fact that the transaction price is substantially below the yearly high trading price in each of 2002, 2003 and 2004. The reference to "premium" under Item 4(a)(iii) has been deleted.

         13. We have revised Schedule 13E-3 to clarify the disclosure with respect to each of the natural persons associated with each entity involved in the transaction, and to include all of the disclosure required by Item 1003 of Regulation M-A and General Instruction C to Schedule 13E-3.

         14. We have revised Schedule 13E-3 to include additional disclosure concerning the circumstances in which the Company may terminate the transaction.

         15. We have revised Schedule 13E-3 to describe the impact of the transaction on the co- insurance and reinsurance agreements.

         16. We have revised Item 5(c) in Schedule 13E-3 to include all of the negotiations involved in the 1998, 2003 and 2004 transactions. There were no discussions concerning the Company becoming a privately-held company when the reinsurance agreements were discussed. The reinsurance agreements were entered into for tax purposes. Through the reinsurance agreements, the Company was able to generate a taxable gain to offset some of its loss carryforwards. Security


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Securities and Exchange Commission
December 3, 2004
Page 4
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National Life Insurance Company incurred a loss that was used, on a consolidated basis with its parent, Security National Financial Corporation, to offset non-life insurance income of Security National Financial Corporation.

         17. We have revised Schedule 14A to include the required revisions and such revisions have been incorporated by reference in Schedule 13E-3.

         18. We have revised Schedule 14A such that the description of the transaction includes the number of shares that will be cashed out and the aggregate dollar amount of the transaction.

         19. We have revised Schedule 14A to include the information required by Part C of Form S-4 and paragraphs (b)(8)-(b)(11) of Item 14 of Schedule 14A with respect to the Company.

         20. We have revised Section 14A to delete proposals 1 and 3. This will confirm that the Company will be holding a special stockholders meeting rather than an annual stockholders meeting with respect to the transaction.

         21. Broker search cards were sent on August 26, 2004. This will confirm the Company's understanding that, pursuant to Rule 14a-13, broker search cards must be sent at least 20 business days prior to the record date. Although the record date will be changed for the Company's special meeting of stockholders to consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, the Company has given brokers notice that it will be holding a special meeting for the purposes stated.

         22. This comment is no longer applicable because proposals 1 and 3 have been deleted from Schedule 14A.

         23. We have revised Schedule 14A so that all of the disclosures required by Items 7, 8 and 9 of Schedule 13E-3 appear in the "Special Factors" section at the beginning of the Proxy Statement, immediately following the "Summary Term Sheet," "Participants" and "The Special Meeting" sections.

         24. We have revised the cover page of Schedule 14A to prominently disclose and highlight that Security National Financial Corporation and its affiliates own approximately 76.7% of the Company's outstanding common shares, thus assuring approval of the merger proposal.

         25. We have revised the Summary Term Sheet to include all the information that the stockholders need to understand and the essential features and significance of the proposed transaction. Accordingly, the Summary Term Sheet has been revised to include a brief description of the structure of the transaction, the parties, the reasons for entering into the transaction, the price, whether there was any negotiation of price, and whether the board considered any alternatives to the transaction. Further, the Summary Term Sheet


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Securities and Exchange Commission
December 3, 2004
Page 5
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has been  revised to state that there was no  independent  committee to consider the transaction, no majority vote of the unaffiliated stockholders is required to approve it, and there was no market check to determine the value of the Company.

         26. We have revised the Summary Term Sheet to highlight that the transaction is a taxable transaction.

         27. We have revised Schedule 14A to highlight the fact that the Company's Board of Directors retained Houlihan Valuation Advisors to value the Company and opine as to the fairness of the transaction. We also disclosed the inherent conflict of interest when Houlihan assumed these dual roles.

         28. We have revised Schedule 14A by amending the discussion of the position of Security National Financial Corporation and its affiliates, Security National Life Insurance Company and SSLIC Holding Company, with respect to the fairness of the transaction to specifically state what information they considered in connection with the proposed transaction.

         29. We have revised the Summary Term Sheet to highlight the effect of the Administration Services Agreement and the two co-insurance agreements on the financial condition of the Company and Security National Financial Corporation.

         30. We have revised the Summary of Schedule 14A to state that none of the officers and directors are paid by the Company and to disclose what payments are made to each individual affiliate by Security National Financial Corporation and its affiliates. In addition, we have revised Schedule 14A to include all compensation and other payments that Security National Financial Corporation has made to each of the Company's executive officers and directors. The payments that Security National Financial Corporation and its affiliates, Security National Life Insurance Company and SSLIC Holding Company, have made to the Company are disclosed in the Certain Relationships and Related Transactions section.

         31. We have revised the Schedule 14A by combining the Summary section and the Question and Answer section to eliminate the Question and Answer section.

         32. We have revised Schedule 14A to include the information required by
Item 5 of Schedule 14A for each of the entities and individuals involved in the transaction.

         33. We have revised the cautionary statement concerning forward-looking information in Schedule 14A to reflect that the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a going private transaction.



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Securities and Exchange Commission
December 3, 2004
Page 6
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         34.  We have  revised  Schedule  14A by  expanding  the  discussion  in
"Special Factors" of the background of the transaction to describe all meetings,
negotiations,   contacts,   etc.,  among  the  filing  persons,  the  board  and
management.

         35. We revised Schedule 14A to explain in greater detail the factors supporting the merger pursuant to the requirements of Item 1013 of Regulation M-A.

         36. We have revised Schedule 14A to include a detailed description of the reasons why each of the filing persons believes that the transaction is fair, and the basis for that belief, as required by Item 1014 of Regulation M-A.

         37. We have revised Schedule 14A to disclose to the extent that each filing person, including the boards, of each of the entities and the individual filers, has made a determination as to the substantive and procedural fairness of the transactions to the unaffiliated stockholders. In addition, each time the fairness of the transaction is addressed, clarification is provided that the determination is being made as to the unaffiliated stockholders.

         38. We revised Schedule 14A such that where the board and each filing person's position is stated with respect to the fairness of the transaction, the basis for that position is also disclosed.

         39. We have revised Schedule 14A by expanding the discussion that explains how the board and other filing persons considered each factor in determining the fairness of the proposed transaction, and to state specifically how they determined the transaction to be fair.

         40. We have revised Schedule 14A to include, when discussing the factors considered by filing persons in determining the fairness of the transactions, factors favoring the merger transaction and factors not supporting the transaction.

         41. We have revised Schedule 14A to state whether each filing person has determined that the transaction is procedurally fair despite the absence of certain safeguards identified in Item 1014(c) of Regulation M-A, the approval of the unaffiliated stockholders and the appointment of an unaffiliated representative to negotiate on behalf of the unaffiliated stockholders.

         42. We have revised Schedule 14A to expand the discussion on Houlihan Valuation Advisors and the analysis it performed with respect to its valuation report and fairness opinion.

         43. We are supplementally enclosing a copy of the valuation report prepared by Houlihan Valuation Advisors to assist the Company, its board and affiliates, in evaluating the merger. Other than the fairness opinion and the valuation report, there were no other materials prepared by Houlihan Valuation Advisors to assist the Company, the board or the affiliates in valuating the merger. In addition, there were no other reports that Houlihan made to the Company's board of directors or to Security National Financial Corporation, either oral or written, in connection with the transaction.


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Securities and Exchange Commission
December 3, 2004
Page 7
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         44.  This will  confirm  that  there  were no  financial  forecasts  or projections provided to Houlihan Valuation Advisors by the management of the Company, Security National Financial Corporation or its affiliates.

         45. We have revised Schedule 14A to disclose the fee paid to Houlihan Valuation Advisors. This will confirm that no amount of this fee was contingent on the closing of the transaction.

         46. We have revised Schedule 14A in response to this comment by deleting the statement, "and that the minority stockholders are receiving adequate consideration in the transaction in exchange for the sale of their common stock."

         47. This comment is no longer applicable because proposals 1 and 3 have been deleted from Schedule 14A.

         48. We have revised Schedule 14A to provide a thorough discussion of the federal income tax consequences of the transaction on the Company and each filing party.

         49. We revised the form of proxy card to include boxes whereby stockholders can indicate their abstention from the proposals.

         The Company has prepared Amendment No. 1 to Schedule 13E-3 and revised the Preliminary Proxy Statement in an effort to respond to the comments from the staff. Any additional comments or questions should be directed to Randall A. Mackey, Esq., at (801) 575-5000, counsel for the Company.

                                                Very truly yours,

                                                /s/ Randall A. Mackey

                                                Randall A. Mackey

RAM:dt
Enclosures
cc:      Scott M. Quist (w/encls.)
         G. Robert Quist (w/encls.)
         Stephen M. Sill (w/encls.)
         Douglas J. Hansen (w/encls.)